November 15, 2011

VIA EDGAR AND U.S. MAIL

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561, U.S.A.

Re:	Lan Airlines S.A. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed May 5, 2011, File No. 001-14728

Dear Ms. Shenk:

By letter dated August 16, 2011, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided certain comments on Lan Airlines S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 20-F”), which was filed with the Commission on May 5, 2011.  In response to the Staff’s comments and on behalf of Lan Airlines S.A. and its consolidated subsidiaries (collectively, “LAN” or the “Company”), we hereby submit the responses below and will revise future filings on Form 20-F accordingly.

For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Comment No. 1

1.
We note that you had negative working capital at December 31, 2010 but your disclosure states that you generally benefit from having positive working capital. In this regard, please revise your disclosure to provide the reason for the negative working capital, your expectation of the continuation of such negative working capital and the related impacts on your liquidity and any measures you are taking in response to such impacts.

Response No.1

We respectfully submit to the Staff that LAN’s disclosure included under “Operating and Financial Review and Prospects—Liquidity and Capital Resources” relates to changes in current assets and liabilities, or working capital movements, rather than to our working capital position at year-end.

Our working capital position is calculated by adding “Trade and other accounts receivable,” “Accounts receivable from related entities” and “Inventories” and subtracting “Trade and other accounts payable,” “Accounts payable to related entities” and “Deferred revenues” (See the table below).

Our working capital position at year-end 2010 and in previous year-ends was negative. However, the Company has consistently generated cash inflows as a result of changes in working capital since current liabilities increased more than current assets during those periods. This occurs mainly as a result of advance ticket sales (i.e., services that are paid in advance before they are delivered and suppliers are paid), which are recognized as deferred revenues and constitute a distinctive characteristic of accounting of passenger revenue in the airline industry.

During 2010, the Company generated cash for US$326.7 million, benefiting from an increase in its negative working capital position. This trend is expected to continue in the future, in line with the Company’s expected growth.

Below please find a table providing a detailed calculation of our working capital position and working capital movements for the period 2008 through 2010:

	2008	2009	2010
	U.S. Dollars (thousands)
Current Assets
Trade and other accounts receivable	342.665	423.739	481.350
Accounts receivable from related entities	1.117	38	50
Inventories	45.950	46.563	53.193

Current Liabilities
Trade and other accounts payable	388.777	377.438	500.694
Accounts payable to related entities	302	297	184
Deferred Revenues	446.381	542.832	810.524

Working capital year-end position	-445.728	-450.227	-776.809
Working capital movement
cash inflows/(cash outflows)		4.499	326.582

In future annual reports on Form 20-F, the Company will enhance its disclosure to reflect the foregoing explanation and clarify that its positive working capital (cash inflows) is related to actual cash flow movements and not to a working capital position at a given year-end.

Comment No. 2

2.
We note that the accountant’s report included in your filing is missing the electronic signature (name) of the independent registered public accounting firm. Please amend your filing to provide an accountant’s report that is electronically signed.

Response No. 2
In response to the Staff’s comment, we will amend our 2010 20-F to provide the electronically signed accountant’s report.

Comment No. 3

3.
We note that you have a chief executive officer for each of your passenger and cargo businesses. In regard to the cargo business, we further note that (i) you have separate subsidiaries for this business, (ii) 20 of your locations are served only by this business, (iii) aircraft are dedicated to this business and (iv) LAN Cargo, your main cargo subsidiary, has its own board of directors. In connection with this, please tell us (a) the nature of the chief executive positions of the passenger and cargo businesses and (b) whether discrete financial information is prepared for these businesses, and if so, whether the financial results of each are provided to your chief operating decision maker, and (c) who is the chief operating decision maker.

Response No. 3

(a)
The Company respectfully submits to the Staff that it operates in one business segment, which is the transportation by air of passengers and cargo over various routes. The Company conducts its passenger and cargo operations in an integrated and coordinated manner, with approximately 35% of cargo being transported in the bellies of passenger aircraft and 65% in dedicated freighter aircraft. The strategic objective of our cargo operations is to maximize the use of the bellies of passenger aircraft, reducing the breakeven load factor. Although freighter operations are necessary to fully meet the demands of cargo customers, our cargo operations’ strategy is to prioritize the utilization of the bellies of passenger aircraft over freighter aircraft.

The principal objective of both passenger and cargo operations is to maximize the payload and revenue on each flight. The CEOs of both our passenger and cargo operations are primarily responsible for the commercial management of the passenger and cargo operations in order to achieve such objective. The Company’s network planning and new market development initiatives involve an integrated analysis of both passenger and cargo demand in each prospective market.

(b)
Discrete financial information is prepared for each of our cargo and passenger operating subsidiaries, in compliance with legal requirements in Chile and Chilean tax regulations. This is the reason why, for instance, LAN Cargo S.A. and other of our Chilean subsidiaries, have a separate Board of Directors. Despite the foregoing, such discrete financial statements are not used as a measurement of performance by the CEO of either of our operations or by our chief operating decision makers (“CODMs”). The transportation of cargo generated 29.2% of our total consolidated revenues for 2010, 25.4% for 2009, and 31.9% for 2008. Cargo-related revenues are not only generated through dedicated subsidiaries, but through a combination of passenger subsidiaries (such as LAN Peru, LAN Argentina and LAN Ecuador) and cargo subsidiaries (such as ABSA, MAS Air and LANCO). This is reflected in the fact that LAN Airlines (and not LAN Cargo) was the company that generated most cargo-related revenues during 2010, representing 60% of our total international cargo sales.

Passenger and cargo performance indicators include available seat kilometers (ASKs), available ton kilometers (ATKs), revenue passenger kilometers (RPKs), revenue ton kilometers (RTKs), load factors, break-even load factors, yields, revenue per ASK, revenue per ATK, average trip length, passengers transported, tons transported, aircraft utilization, costs per system available ton kilometers, and market share by route. These indicators are measured for passenger and cargo operations as a whole rather than by operating subsidiary.

(c)
Our CODMs are Enrique Cueto and Ignacio Cueto, CEO and president and COO of LAN, respectively. All fleet and investment decisions for both passenger and cargo operations are approved by LAN’s Board of Directors. All aircraft are acquired and financed in a centralized manner by LAN. For instance, many aircraft acquisition contracts with The Boeing Company provide for an option to decide whether an aircraft will be a passenger or freighter model after the firm order is placed. From a strategic perspective, projected growth on any long haul route includes commercial efforts to maximize the efficient utilization of the belly capacity of each aircraft. Aircraft operations for both passenger and cargo operations are managed by a single Senior Vice president of Operations, who is in charge of operations, flight crews, and maintenance, among other responsibilities.

*   *   *

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Ignacio Bunster at 011-562-565-3966 (ignacio.bunster@lan.com).

Sincerely, /s/Alejandro de la Fuente G. Alejandro de la Fuente G. Chief Financial Officer LAN Airlines S.A.